RECEIVED

2006 AUG -2 P 12:-3

OFFICE OF INTERNAT...
CORPORATE FINAN...

Exbus Asset Management Nyrt.
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

SEC Division of Corp. Fin. Office of Int'l Corp. Fin.
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
USA

July 18, 2006

06015689

Re: Exbus Asset Management Nyrt.
Rule 12g3-2(b) Exemption
File No.: 082-04925
CIK:0001079925

SUPPL

To Whom it May Concern: NABI Bus Industries Rt

Find attached ~~Exbus Asset Management Nyrt~~'s (former name: NABI Rt.) latest press release (Board member resigns, EGM resolutions).

Sincerely,

Bence Vidomusz
Exbus Nyrt.

PROCESSED
AUG 08 2006
THOMSON
FINANCIAL

Vidomusz Bence

Attachment:
- Exbus Nyrt. press releases

dw 8/2

Newsrelease

Exbus Asset Management Nyrt.
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
Cg: 01-10-043464
www.nabi.hu

July 18, 2006

Member of EXBUS Nyrt's Board of Directors resigns

EXBUS Nyrt announces that Board of Directors member Mr. György Mátyásfalvi resigned of his function effective today. Considering, that the Extraordinary General Meeting of the Company held today elected new members into the Board of Directors in place of Mr. Mátyásfalvi and of the member of the Board of Directors resigned earlier, the Board of Directors functions with the number required in the law on.

The Company will announce the resolutions of the Extraordinary General Meeting shortly, in which the decisions regarding the election of the new members of the Board of Directors can be found.

- END -

For further information, contact
Bence Vidomusz
Phone: +361-401-7295 or e-mail vidomusz@nabi.hu

Newsrelease

Exbus Asset Management Nyrt.
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
Cg: 01-10-043464
www.nabi.hu

July 18, 2006

Resolutions of the Extraordinary Shareholders' Meeting of Exbus Nyrt and other related announcements

At the repeated Shareholders' Meeting of Exbus Nyrt ("Company") held on the 18th of July 2006 28.4% of the shareholders were present. The following resolutions were passed:

Resolution no. 26/2006 (VII.18)

The Shareholders' Meeting has approved unanimously with 1,301,703 votes for (100%), zero votes against and 11,700 abstentions[1], to elect András Rácz and Dr. Ádám Fintha-Nagy as persons authenticating the minutes.

Resolution no. 27/2006 (VII.18)

The Shareholders' Meeting has approved unanimously with 1,308,203 votes for (100%), zero votes against and 200 abstentions, to elect Péter Kutasy and Ferenc Kovács, the representatives of Brill Audio Visual Kft., as members of the vote counting committee.

Resolution no. 28/2006 (VII.18)

The Shareholders' Meeting has approved unanimously the below agenda with 1,313,203 votes for (100%), zero votes against and 200 abstentions:

1. The presentation of the Board of Directors given to the shareholders' meeting regarding the state of the Company;
2. The amendment of the Articles of Association with respect to Act IV of 2006 and in respect of the announcement places;
3. Resolution on the voluntary winding-up of the Company;
4. The recall of the members of the Board of Directors;
5. The election of new members to the Board of Directors;
6. Resolution on the remuneration of the members of the Board of Directors;
7. The recall of the Supervisory Board members;
8. The election of new Supervisory Board members;
9. Resolution on the remuneration of the Supervisory Board members;
10. The authorization of the Board of Directors for the purchase of treasury shares on a rate equal to at least 50, at most 112 percent of the nominal value, up to 10 percent of the share capital;

[1] Pursuant to the Articles of Association, an abstention qualifies as a non-casted vote and therefore does not affect the vote percentage.

11. The conditional capital increase in the Company pursuant to a private offering of shares and the conditional modification of the Articles and appointment of the person authorized to receive the newly-issued shares; and
12. Approval of purchase of quota in limited liability companies that produce car accessories at nominal value

Resolution no. 29/2006 (VII.18)

The Shareholders' Meeting has approved with 1,308,203 votes for (99.99%), 100 votes against (0.01%), 5101 abstentions, to amend the first sentence of Section 8.7, Sections 11. and 12.1, the second sentence of Section 12.2, Section 13.5 and Section 18.1 of the Articles of Association as set forth below:

"8.7 The general meeting of the Company – upon the written proposal of the Board – may exclude the exercise of the Priority Rights with a simple voting majority ~~set forth in 13.5.."~~ [...]."

"11. Extraordinary General Meeting

> *An Extraordinary General Meeting (EGM) shall be convened upon the resolution of the Board of Directors and the Supervisory Board, or the Court of Registration, or upon the request of the Auditor in cases specified by the Companies Act ~~(Act CXLIV of 1997 including any amendments or replacement thereto),~~ and if requested by a shareholder or shareholders representing at least ~~one-tenth~~five percent (5%) of the votes if they indicate the reason and objective of the meeting and certify their shareholder status. The Board of Directors shall publish the notice for the EGM within 15 days from the receipt of such request."*

"12.1 The notice for the General Meeting shall be publicly announced by the Board of Directors or other authorized persons or bodies indicated in Section 11 above in accordance with Section 33, but at least 30 (thirty) days prior to the date of the proposed General Meeting unless otherwise resolved by law."

"12.2 [...] The published notice for the Annual General Meeting shall contain the substantial information of the annual financial report prepared in accordance with the Accounting Act and the reports of the Board of Directors and the Supervisory Board~~—~~and the summary of the submissions in connection with the cases on the agenda and the proposals shall be published either in the invitation for the Annual General Meeting, or in a separate publication to be published at least 15 days before the date of the Annual General Meeting. [...]."

"13.5The General Meeting shall adopt resolutions by at least a three-quarters majority of votes cast regarding items listed under Sections 9(a), (b), (c), (~~i~~h), (~~l), (m~~j) and (~~o~~l) while on other matters it shall adopt resolutions by simple majority of votes cast. The General Meeting may only approve a resolution which may result in the de-listing of the shares of the Company from the BSE (Section 9 (~~m~~j)) –including any de-listing of the series of shares as a sanction- if a delisting offer was made under the BSE Listing Rules, or a de-listing offer was undertaken, provided that the BSE Listing Rules require to make such an offer for the de-listing of the shares. [...]."

"18.1 The Supervisory Board shall consist of three (3) to seven (7) members, who shall be elected by the General Meeting ~~(except for the employee delegated member)-~~ with the exception provided by the Companies Act - for a term not to exceed three (3) years."

In addition to the above, the General Meeting has deleted the current subsections (g), (h), (m) of Section 9 of the Articles of Association and based on the amended numbering, it has amended it with the new subsections (l), (m), (o), (p), (q) and (r) below:

"(l) decision on the increase of the Company's registered capital;
(m) decision on the decrease of the Company's registered capital;
o) decision on the taking of measures to intervene in the public purchase offer procedure;
p) decision on the directives and frames of the long-term remuneration and incentive system of the executive officers, members of the supervisory board and the executive employees;
(q) decision on the appointment of the members of the audit committee pursuant to Section 18.5;
(r) decision on the indemnification to be granted to the members of the Board of Directors; and"

In addition, the General Meeting has deleted Section 13.6 (as a result, the numbering of the current Sections 13.7 and 13.8 will be changed to 13.6 and 13.7), the last paragraph of Section 16.1, Sections 16.2 and 16.3 (as a result, the numbering of Sections 16.4-16.7 will be changed to 16.2-16.5), the current subsections (g), (k), (l) of Section 17.1 (as a result the numbering of the subsections of Section 17.1 will be changed accordingly), and Section 17.2 of the Articles of Association and it will be amended by the new Sections 17.2, 20.1 and 20.2 below, (as a result, the numbering of the current Articles of Association from Section 20.1 until 35 will be changed accordingly) (it will be increased by one):

"17.2 The General Meeting shall annually evaluate the work carried out by the members of the Board of Directors and simultaneously resolve on – as proposed by the Board of Directors – the indemnification to be granted to the members of the Board of Directors. By granting indemnification, the General Meeting certifies that the members of the Board of Directors, as executive officers, have carried out their duties by observing the primary interests of the Company during the evaluated period and waive the right to raise any damage claim later on by the Company or the shareholders against the members of the Board of Directors, based on the effective law for the damage caused by their actions."

"AUDIT COMMITTEE

20.1 The Supervisory Board shall establish an audit committee consisting of at least three members from its independent members. In the event the headcount of the Supervisory Board does not exceed three persons and all of its members qualify as independent, then a member of the Supervisory Board will automatically qualify as a member of the audit committee as well.

20.2 The sphere of competence of the audit committee is determined by the effective Companies Act. The audit committee assesses it own rules of procedures."

Resolution no. 30/2006 (VII.18)

The Shareholders' Meeting has approved unanimously with 1,313,202 votes for (100%), 1 vote against (0%) and 200 abstentions to complete the current Section 13 of the Articles of Association with Section 13.8 below and has modified Section 33 of the Articles of Association as set forth below:

"13.8 The General Meeting can be suspended for 30 days by a simple majority of votes of the shareholders present at the General Meeting."

"33. *Unless the law stipulates otherwise, the Company shall publish its announcements once in the national daily newspaper Magyar Tőkepiac, and also on the Internet homepage of the Budapest Stock Exchange available at www.bsebet.hu and the internet homepage of the Company available at www.nabi.hu . In the event the Company possesses a homepage, then the Company will publish its announcements on its homepage instead of in Magyar Tőkepiac."*

Resolution no. 31/2006 (VII.18)

The Shareholders' Meeting has approved unanimously with 1,305,603 votes for (100%), zero votes against and 200 abstentions, to amend the current Section 6.2 of the Articles of Association as set forth below:

"6.2 *Shares issued (delivered or credited on a securities account) prior to the registration of the Company or of the increased capital by the competent Court of Registration or prior to the full payment of the share capital or the issue price of the shares shall be null and void."*

In addition, the General Meeting has deleted the current Sections 6.2.1 and 6.2.2, and sentences 2, 3, 4, and 5 of Section 6.3 of the Articles of Association. Furthermore, it has amended subsection (c) of Section 7.1 of the Articles of Associations as follows:

"(c)Number of shares held by the shareholder (and, in the case of shares represented by printed share certificates, the serial number of such shares)."

The General Meeting amends Sections 7.4, 7.6, 8.1 (except for the first two sentences) and 13.3 of the Articles of Association as follows:

"7.4 *As evidence of ownership, the Company shall accept the certificate of deposit issued by KELER or issued by another entity on the basis of a certificate issued by the KELER or, with respect to dematerialized shares, the securities account extract issued as of the relevant date.The shareholder is registered in or deleted from the Register of Shares by the Board of Directors upon notification by the securities account manager or the shareholder. The notification of the shareholder can serve as the basis for registration into the Register of Shareholders only if the Shareholder attaches the ownership certificate issued by the securities account manager. The Board of Directors may delete or register the data that complies with the results of the process for verifying the shareholders into the Register of Shares based on the process for verifying the shareholders in cases specified in the Companies Act."*

7.6 *A person who is applying for registration in the Register of Shares (hereinafter the "Applicant") shall submit the following information to the Board of Directors in any written form:*

- (i) *the number and the nominal value of the shares acquired per class (in the case of printed share certificates, the serial number of such share certificates);*
- (ii) *the securities account extract issued by the securities account holder, the certificate of deposit of such shares pursuant to Section 7.4 above, or if that is not available, the share certificates showing the properly executed endorsements name of the shareholder/shareholder representative (both, if required by law);*
- (iii) *the nameseat/address of the shareholder/shareholder representative if any (or both, if required by law);*
- *(iv) registered office (address) of the shareholder/shareholder representative, if any (or both, if it is so required by law); and*

(~~v~~iv) date of acquisition.

"~~8.1 Printed registered shares are transferred by a full or blank endorsement on the back side of the share certificate or the sheet (allonge) attached to the share provided that such transfer shall become effective vis-à-vis the Company and the shareholders may exercise their rights vis-à-vis the Company only when the name of the transferee or its shareholder representative, is entered in the Register of Shares.~~ The parties who have acquired their shares in breach of applicable laws may not be entered into the Register of Shares~~. The shareholders entered into the Register of Shares shall report the transfer of their shares to the Board of Directors of the Company within eight days after such transfer. If the shareholders fail to meet their disclosure obligations, they shall be obliged to pay a daily late payment penalty equal to 0.5 per cent per cent of the nominal value of the transferred shares for each day of the delay. The new owner of dematerialized shares shall be obliged to notify the Board of Directors of the acquisition of shares by presenting the securities account extract issued by the securities account holder and the information set out in Section 7.6 above."~~

"13.3 Those shareholders whose names are listed in the Register of Shares on the turning day of process for verifying the shareholders and their holdings that took place before the General Meeting, ~~and possess the shares representing the voting rights, or possess the appropriate securities account extract, as determined in section 7.4~~ shall have the right to attend the General Meeting and to vote. Based on the data of the Register of Shares, the Board of Directors shall provide the appropriate means of voting per share for the shareholders."

Resolution no. 32/2006 (VII.18)

The Shareholders' Meeting has approved unanimously with 1,305,603 votes for (100%), zero votes against and 200 abstentions to amend the current Section 6.4 and the second sentence of Section 8.1 of the Articles of Association as set forth below:

"~~6.4~~ 6.4The ~~ordinary~~ shares of the Company are dematerialized securities. The Company may issue in series registered shares only."

"8.1 [...]*Shares are freely transferable without restrictions. Dematerialized ~~ordinary~~ shares are transferred by debiting the securities account of the seller and crediting the securities account of the purchaser provided that such transfer shall become effective vis-à-vis the Company and the shareholders may exercise their rights vis-à-vis the Company only when the name of the transferee or its shareholder representative (or both, if required by law), is entered in the Register of Shares."*

Resolution no. 33/2006 (VII.18)

The Shareholders' Meeting has approved unanimously with 1,294,103 votes for (100%), zero votes against and 100 abstentions to delete the current Section 8.2, sentences 2 and 3 of Section 8.3, and Sections 8.4 and 8.5 of the Articles of Association, and has amended the current Section 8.6 of the Articles of Association as set forth below:

"~~8.6~~.8.3. The shareholders of the Company – firstly the shareholders belonging to a share series identical to that one to be issued hereunder – then owners of convertible bonds and simultaneously with them the owners of bonds with subscription rights, in this order, - shall have the right to purchase a number of shares equal to their pro rata interest in the share capital of the Company in the event of a capital increase by cash contribution of the Company, whether such capital increase is a public offering (the "Preferential Rights")

or a private placement (the "Participation Rights" and, together with the Preferential Rights, the "Priority Rights"). [...]."

Resolution no. 34/2006 (VII.18)

The Shareholders' Meeting has approved unanimously with 1,300,602 votes for (100%), 1 vote against (0%) and 5,100 abstentions, to amend the current Section 7.2 and the first sentence of the current Section 12.4 as follows:

"7.2 The Board of Directors of the Company may appoint a clearinghouse, an investment enterprise or a financial institution to administer the Register of Shares. Notice of this appointment must be published in the Cégközlöny and in Magyar Tőkepiac, or in the event the Company possesses a website, the notice must be published on the website of the Company instead of in Magyar Tőkepiac."

"12.4 In the event that Hungarian law requires the preliminary approval of the shareholders or of a group of shareholders to a resolution of the General Meeting, the statements concerning the granting or the refusal of such approval shall be made in the following manner: the affected shareholders are entitled to make a statement on the appeal of the Board of Directors of the Company ~~delivered,~~ published in a company announcement, at least 15 days before the day of the given General Meeting to the shareholders together with the request to vote. [...]."

Resolution no. 35/2006 (VII.18)

The Shareholders' Meeting has approved with 1,313,203 votes for (99.99%), 100 votes against (0.01%) and 100 abstentions, to amend Subsections a) and b) of Section 8.3 of the Articles of Association:

"a) the Board of Directors shall notify shareholders of a capital increase effected by means of a private placement, through *an announcement in the place of publication* ~~in the Company Gazette (in Hungarian: "Cégközlöny")~~ within 30 days from the decision on capital increase by cash contribution of the Company, at the latest (the "Participation Rights Notice"). The Participation Rights Notice shall specify: (i) the nature and the amount of the capital increase (including the nominal- and issue price of the shares to be subscribed); and (ii) the term of a minimum 15 days (including opening and closing dates) and conditions for the exercise of the shareholders' Participation Rights, including a specific term for the submission of the shareholders' Declaration of Intent, as defined below.

b) the Board of Directors shall notify shareholders of the capital increase effected by means of a public offering, through *an announcement in the place of publication* ~~in the Company Gazette (in Hungarian: "Cégközlöny")~~ within 30 days from the decision on capital increase by cash contribution of the Company, at the latest, (the "Preferential Rights Notice" and, together with the Participation Rights Notice, the "Notice"). The Preferential Rights Notice shall specify: (i) the nature and the amount of the capital increase (including the nominal- and issue price of the shares to be subscribed); and (ii) the term of a minimum 15 days (including opening and closing dates) and conditions for the exercise of the shareholders' Priority Rights, including a specific term for the submission of the shareholders' Declaration of Intent, as defined below."

Resolution no. 36/2006 (VII.18)

The Shareholders' Meeting has approved unanimously with 1,313,203 votes for (100%), zero votes against and 100 abstentions, the consolidated Articles of Association of the Company.

Resolution no. 37/2006 (VII.18)

The Shareholders' Meeting has rejected with 11,600 votes for (0.88%), 1,301,703 votes against (99.12%) and no abstentions, the voluntary winding-up of the Company.

Resolution no. 38/2006 (VII.18)

The Shareholders' Meeting has rejected unanimously with zero votes for, 1,313,302 votes against (100%) and 100 abstentions, to recall Attila Czöndör as member of the Board of Directors.

Resolution no. 39/2006 (VII.18)

The Shareholders' Meeting has approved unanimously with 1,313,303 votes for (100%), zero votes against and 100 abstentions, to elect Gábor Földvári as member of the Board of Directors for the period commencing July 18, 2006 and ending April 30, 2009, provided that he makes a statement in writing regarding the acceptance of his appointment and the non-existence of any statutory hindrances regarding his appointment on the day of the resolution.

Resolution no. 40/2006 (VII.18)

The Shareholders' Meeting has approved unanimously with 1,313,303 votes for (100%), zero votes against and 100 abstentions, to elect Péter Palatinszky as member of the Board of Directors for the period commencing July 18, 2006 and ending April 30, 2009, provided that he makes a statement in writing regarding the acceptance of his appointment and the non-existence of any statutory hindrances regarding his appointment on the day of the resolution.

Resolution no. 41/2006 (VII.18)

The Shareholders' Meeting has approved unanimously with 1,313,303 votes for (100%), zero votes against and 100 abstentions, to elect Péter Nagy as member of the Board of Directors for the period commencing July 18, 2006 and ending April 30, 2009, provided that he makes a statement in writing regarding the acceptance of his appointment and the non-existence of any statutory hindrances regarding his appointment on the day of the resolution.

Resolution no. 42/2006 (VII.18)

The Shareholders' Meeting has approved unanimously with 1,305,703 votes for (100%), zero votes against and 7,700 abstentions, to elect Tamás Korányi G. as member of the Board of Directors for the period commencing July 18, 2006 and ending April 30, 2009, provided that he makes a statement in writing regarding the acceptance of his appointment and the non-existence of any statutory hindrances regarding his appointment on the day of the resolution.

Resolution no. 43/2006 (VII.18)

The Shareholders' Meeting has rejected with 16,601 votes for (2.03%), 801,989 votes against (97.97%) and 494,813 abstentions, to amend the relevant provisions regarding the remuneration of the members of the Board of Directors.

Resolution no. 44/2006 (VII.18)

The Shareholders' Meeting has resolved with 801,989 votes for (61.3%), 506,313 votes against (38.7%) and 5,101 abstentions, to recall Bence Vidomusz as member of the Supervisory Board.

Resolution no. 45/2006 (VII.18)

The Shareholders' Meeting has resolved with 801,989 votes for (61.84%), 494,813 votes against (38.16%) and 16,601 abstentions, to recall András Rácz as member of the Supervisory Board.

Resolution no. 46/2006 (VII.18)

The Shareholders' Meeting has approved unanimously with 1,313,302 votes for (100%), zero votes against and 101 abstentions, to elect Dr. Ádám Fintha-Nagy as member of the Supervisory Board for the period commencing July 18, 2006 and ending April 30, 2009, provided that he makes a statement in writing regarding the acceptance of his appointment and the non-existence of any statutory hindrances regarding his appointment on the day of the resolution.

Resolution no. 47/2006 (VII.18)

The Shareholders' Meeting has approved unanimously with 1,313,302 votes for (100%), zero votes against and 101 abstentions, to elect Gyula Hutiray as member of the Supervisory Board for the period commencing July 18, 2006 and ending April 30, 2009, provided that he makes a statement in writing regarding the acceptance of his appointment and the non-existence of any statutory hindrances regarding his appointment on the day of the resolution.

Resolution no. 48/2006 (VII.18)

The Shareholders' Meeting has approved with 1,308,302 votes for (99.62%), 5,000 votes against (0.38%) and 101 abstentions, to elect Gábor Kutas as member of the Supervisory Board for the period commencing July 18, 2006 and ending April 30, 2009, provided that he makes a statement in writing regarding the acceptance of his appointment and the non-existence of any statutory hindrances regarding his appointment on the day of the resolution.

Resolution no. 49/2006 (VII.18)

The Shareholders' Meeting has rejected with 12,701 votes for (1.55%), 805,889 votes against (98.45%) and 494,813 abstentions, that the members of the Supervisory Board carry out their work without remuneration.

Resolution no. 50/2006 (VII.18)

The Shareholders' Meeting has approved with 818,490 votes for (62.32%), 494,913 votes against (37.68%) and zero abstentions, to authorize the Board of Directors to purchase treasury shares at a minimum of 50% and a maximum of 112% of their face value, up to a maximum of 10% of the registered capital in the stock exchange, within a maximum period of 18 months, provided that the applicable law make this possible.

Resolution no. 51/2006 (VII.18)

The Shareholders' Meeting has approved with 1,305,602 votes for (99.41%), 7,800 votes against (0.59%) and one (1) abstention, to suspend the completion of the Shareholders' Meeting until August 17th at 10 a.m. at which time it will continue and complete its activities.

Furthermore, the Company hereby announces that the Board of Directors has elected Tamás Korányi G. as the Chairman of the Board of Directors in the course of its session which was held after the Shareholders' Meeting, while the Supervisory Board has elected Dr. Ádám Fintha-Nagy as the Chairman of the Supervisory Board in the course of its session which was held after the Shareholders' Meeting.

Out of the new members of the Board of Directors, Tamás Korányi G. holds a total of 650,000 shares, while Gábor Földvári holds 39,857 shares of the Company. Furthermore, Földvári és Fia Kft. belonging to the interests of Gábor Földvári holds 107,996 shares in the Company. Péter Palatinszky and Péter Nagy, members of the Board of Directors, do not possess any securities issued by the Company.

The members of the Supervisory Board do not possess shares in the Company directly, however Dr. Ádám Fintha-Nagy is a member of the Fintha-Nagy Law Office, which holds 100 shares in the Company.

- END -

For further information, contact
Bence Vidomusz
Phone: +361-401-7295 or e-mail vidomusz@nabi.hu